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Asia Pacific	25 May 2007				SINDMS 183817

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Christine Chalk

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

RE:   Pacific Internet Limited

Schedule 14D-9 filed on May 16, 2007

SEC File No. 5-79632

Dear Ms. Chalk:

On behalf of Pacific Internet Limited (“PacNet”), this letter is in response to the comment letter dated May 21, 2007 of the staff (the “Staff”) in the Office of Mergers and

Acquisitions in the Division of Corporation Finance of the Securities and Exchange

Commission (the “Commission”). We set forth below PacNet’s responses to such comments of the Staff. For the convenience of the Staff, we have set out each of the comments of the Staff in italic font immediately preceding the corresponding response.

Capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the above-reference Schedule 14D-9 or the exhibits attached thereto.

Exhibit (a)(2)(i) – Circular to Shareholders dated May 16, 2007

General

1.      In your response letter, tell us how the Circular was disseminated to PacNet shareholders. In addition, explain how you will disseminate the revisions to the Schedule 14D-9 made in response to the comments that follow.

The Bank of New York (“BONY”) is the shares registrar for PacNet Shares. PacNet sent to BONY sufficient copies of the Circular for distribution to registered shareholders of PacNet. PacNet also arranged to distribute the Circular to beneficial owners who hold their PacNet Shares through street names with the assistance of Morrow & Co., who liaised with ADP. PacNet intends to amend its Schedule 14D-9 in the manner set forth in this letter. In light of the nature of the changes, the advanced stage of the Offer and the time that would be required for distribution, PacNet does not intend to recirculate the Circular.

Valencia	BOO BEE CHUN*	TAN CHUAN THYE*	CHOW LI SHI*	KOH SEE KHIANG*	PREMILA SIVALINGAM*
Washington, DC	CHEW CHIN*	LORRAINE TAY*	CHU KAH CHIN	KWAN HUAY YEE*	SU ZHIXIU*
	KEN CHIA*	WONG AI AI*	CHUA EI-LEEN*	RICHARD LAM*	ALLEN TAN
	PAUL S. ELLIOTT	WONG KIEN KEONG*	CHUA TSE-LING*	LAU WAI MING*	SIDDHARTH WAHI
	JAMES HUANG*		INGRID COINQUET	LI YUEN TING*	ROANNA WONG*
	KOH KOK WAH*	ANG KIM HOCK*	TIMOTHY COOKE	GEOFFREY LIEM*	WONG KEE FONG*
	ASHOK K. LALWANI	THOMAS BATCHELOR	JASON ENG*	KAREN LIM*	YEO JIH-SHIAN*
	ANDY LECK*	STEPHEN BANFIELD	DAWN HO*	STEPHANE MAGNUS*	JUSTIN YIP*
	EDMUND LEOW *	CHEAH YEW KUIN*	DAYNE HO*	JESSICA ONG*
	ANGELA LIM*	GERMAINE CHIA*	GITTA SATRYANI JUWITA*	KELVIN POA*	*practising with Wong & Leow LLC
	ANDREW MARTIN	SABRINA CHONG*	ELAINE KHOO*	DAWN QUEK*	Singapore advocates & solicitors
	MICHAEL M. McNEILL	CHRISTABEL CHOW*	EILEEN KHOR*	GENEVIEVE REYES

Baker & McKenzie.Wong & Leow is a member of Baker & McKenzie International, a Swiss Verein.

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Forward Looking Statements, page 5

2.      PacNet’s statement (at the bottom of page 5 of the Circular) that it “assumes no obligation to update any [forward-looking statements made in the Circular]” is inconsistent with the requirement of Rule 14e-2(b) and Rule 14d-9(c). Please revise accordingly.

PacNet has made the requested change and made clear that it will publish changes required to be published pursuant to Rule 14e-2(b) and Rule 14d-9(c). Specifically, PacNet has amended the disclosure under “Forward Looking Statements” to add at the end the following: “Notwithstanding the foregoing, the Company will promptly publish any material change in the recommendation made pursuant to Rule 14e-2(a) under the Exchange Act or in any information set forth in the Schedule 14D-9 filed by the Company pursuant to Rule 14d-9 under the Exchange Act.”

Independent Directors’ Recommendations, page 18

3.      Rule 14e-2(a) requires a company that is the subject of a tender offer to take a position with respect to the offer and communicate that position to its shareholders. The three permissible positions that a subject company may take pursuant to Rule 14e-2(a): (i) a recommendation that shareholders accept the offer; (ii) a recommendation that shareholders reject the offer; or (iii) a statement that the company expresses no position with respect to the offer. These positions are listed in the disjunctive in the Rule. Thus, Rule 14e-2(a) would not appear to permit PacNet to both recommend that shareholders accept the offer and reject it. Please advise or revise.

Under Rule 14e-2(a), a company is required to provide to security holders a statement disclosing that the subject company (1) recommends acceptance or rejection of the bidder’s tender offer, (2) expresses no opinion and is remaining neutral toward the bidder’s tender offer or (3) is unable to take a position with respect to the bidder’s tender offer. The subject company is also required to indicate the reason(s) for the position disclosed. Item 4 of Schedule 14D-9 requires that the subject company furnish the information required by Item 1012(a) through (c) of Regulation M-A and paragraph (a) of such item requires a statement as to “whether the filing person is advising holders of the subject securities to accept or reject the tender offer or to take other action with respect to the tender offer and, if so, describe the other action recommended.” [Emphasis added.] The Independent Directors desired to provide a unanimous recommendation that would send a strong, clear message to the Shareholders with regard to the Offer. The Independent Directors stated in their unanimous recommendation that they found the Offer to be “fair from a financial point of view, but it is not compelling.” On this basis they recommended that the Offer be accepted. However, they were cognizant that there were other factors that Shareholders should consider, and

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based on these factors certain Shareholders may wish to reject the Offer. A recommendation both to accept an offer under certain circumstances and to reject the offer under other circumstances is nevertheless accepted as a recommendation for the purposes of compliance with the Singapore Code on Takeovers and Mergers (the “Singapore Code”). In addition, generally in practice in Singapore, directors are not expected to state simply that they are unable to take a position. Rule 14e-2 also would not necessarily prohibit a recommendation in the form provided by the Independent Directors. In addition, in the Singapore context, in the event the recommendation is not unanimous, the opposing directors are required to provide their respective positions separately and their reasons therefor. Accordingly, it is possible to have multiple recommendations with varying supporting rationale.

PacNet, in the Circular, believes that it provided a recommendation and that this recommendation was more fine tuned than those that are typically provided in the US and which attempted to take into account the potential differences in shareholders’ ability to bear the risk of holding the PacNet Shares, among other things, as described in the Circular. Further, the rationale for the recommendation was clearly set out in the Circular. The Independent Directors believe that the recommendation is appropriate in light of the need to balance both US and Singapore Code requirements and that the recommendation meets the disclosure based intent of Rule 14e-2. Accordingly, PacNet believes that the recommendation meets the requirement of both Rule 14e-2 and the Singapore Code and that no revision of the recommendation in the Circular is required.

4.      Rule 14e-2 requires the recommendation with respect to the offer to be made on behalf of the subject company. While PacNet may delegate the authority to express a position on behalf of the company, it is not clear that it has done so on behalf of the Independent Directors. Please revise.

The recommendation set forth in the Schedule 14D-9 was the recommendation of the Board of Directors of PacNet with one member of such Board not participating as he had an interest in the Offer. In the United States, the position of the subject company pursuant to Rule 14e-2 with regard to a tender offer is often set out as a recommendation of the board of directors as this is the body that is best positioned to determine such position on behalf of the subject company. Further, according to WongPartnership, Singapore counsel to PacNet, the Singapore Code requires that the recommendation to shareholders be made by the board of the offeree company, although the Securities Industry Council may exempt a particular director from assuming responsibility for any recommendations if, for instance, he faces a conflict situation. The fact that the recommendation is expressed to be made by the Independent Directors (who are all the directors of PacNet other than a nominee of the Offeror) does not therefore make it any less than a recommendation of the board of PacNet. A random sampling of recent filings with the Commission finds that more often than not, the position of the subject company is provided in the form of a recommendation of the board of directors of such company to its shareholders. In light of this, and coupled with the requirements of the Singapore

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Code that the board of directors provides the recommendation with regard to an offer, PacNet believes that the recommendation provided by the Independent Directors, which is defined as the Board of Directors less the one director determined to have an interest in the Offer, in the Circular is not inconsistent with the requirements of Rule 14e-2. However, to address the concern of the Staff, PacNet will amend the second paragraph of Section 5 of the Circular to read as follows: “The recommendation of the Independent Directors to Shareholders is the sole responsibility of the Independent Directors and is the position of the Company with regard to the Offer.”

Background, page 20

5.      Please explain why PacNet jointly submit to the IDA a Long form Consolidation Application in connection with the Offer. That is, why did the Company choose to cooperate with the offer in this manner and what impact did this have on the regulatory review process and the offer?

Under the Singapore Telecom Competition Code, IDA’s approval is required for the acquisition of an Ownership Interest in a Licensee (PacNet) that would result in the Acquiring Party (Connect) holding an Ownership Interest in the Licensee of at least 30 percent. As part of this process, PacNet is required to submit a Consolidation Application. In the case of the Offer, a Long Form Consolidation Application was required. See response to the Staff’s comment 6 below.

Part of the requirement for a Long Form Consolidation Application requires both PacNet and the Offeror to provide a statement that is a “clear, accurate and comprehensive description of the Consolidation, a good faith assessment of the likely impact of the Consolidation on competition in the telecommunication market in Singapore and a discussion of why approval of the Consolidation would or would not serve the public interest (“Statement”).

In order to provide this Statement required by IDA, it necessitated both parties to jointly submit the Long Form Consolidation Application. The Offeror and PacNet engaged CRA International to provide a comprehensive analysis of the impact of the proposed Consolidation on competition in the Singapore telecommunications market and any attendant impact on public interest, based on information provided by both the Offeror and PacNet. A copy of the report prepared by CRA International was tendered to IDA in connection with the Statement. While both parties provided this Statement jointly, each party did not have sight of the other party’s confidential information. Instead, only IDA and CRA International were given access to the confidential information of both parties and the parties made this Statement having relied on the conclusions arrived at by CRA International in its report.

6.      See our last comment above. We note the disclosure on page 21 that PacNet chose to separately file a Short Form Consolidation Application with the IDA in connection with a possible acquisition by MediaRing. Explain why PacNet believed it would be in the best interests of its shareholders to file this separate

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application in connection with the possible acquisition by MediaRing, versus the joint application it filed in connection with this Offer by Connect. In addition explain the implications of the short-form versus long-form application. We may have additional comments after reviewing your response.

MediaRing wrote to PacNet in March 2007 proposing to jointly file a Short Form Consolidation Application as MediaRing was evaluating the situation and its position with regard to its investment in PacNet. While the Board was considering MediaRing’s proposal, it learned that MediaRing had already submitted a separate Short Form Consolidation Application.

Accordingly, the Board had to decide whether to file a separate Short Form Consolidation Application with IDA or not file any application at all. The Board decided that it would be in the Shareholder’s interest to file a separate Short Form Consolidation Application and PacNet did so on April 3, 2007. With IDA’s approval obtained on April 17, 2007, in the event that MediaRing chose to put in a competing bid for PacNet, it would be able to do so without having to wait for IDA approval.

A Short Form Consolidation Application must be filed with IDA to approve a consolidation if (i) the consolidation is a horizontal consolidation that will not result in the post-consolidation entity having more than a 15 percent share in the telecommunication market in Singapore; or (ii) the consolidation is a non-horizontal consolidation in which none of the applicants has more than a 25 percent share of any telecommunication market, whether in Singapore or elsewhere, in which it participates. In all other situations other than (i) and (ii) above, the applicant must file a Long Form Consolidation Application, which has more informational requirements than the Short Form Consolidation Application. MediaRing filed a Short Form Consolidation Application with IDA and, PacNet, seeing no objection from IDA with regard to the form used for filing by MediaRing, similarly separately filed a Short Form Consolidation Application with IDA.

7.      The disclosure on page 21 indicates that PacNet has not heard from MediaRing since the IDA approved the Short Form Consolidation Application on April 17, 2007. Have you tried to initiate further contacts with MediaRing? Why or why not?

PacNet informs us that after the printing of the Circular but prior to the filing of the Schedule 14D-9 on May 16, 2007, two Independent Directors of PacNet (Mr. Sajjad Ahmad Akhtar and Mr. Phey Teck Moh), at the behest of the IBC, initiated a meeting with MediaRing to discuss what MediaRing’s intentions were with regard to its investment in PacNet, as referred to in its letter of March 2007. At this meeting, attended by Mr. Khaw Kheng Joo, CEO, and Ms. Chin Yeok Yuen, Group Financial Controller, of MediaRing, MediaRing declined to provide any further information with regard to its intentions. PacNet notes that the Offer by Connect Holdings was unsolicited as was the request by MediaRing to file a Consolidation Application with IDA. PacNet believed that it had done what it could to facilitate any offer that MediaRing may be contemplating and MediaRing had received IDA approval for any potential offer for PacNet.

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PacNet will amend Section 5(b) of the Circular to reflect the meeting between the two Independent Directors and MediaRing.

8.      Were there any contacts between the Offeror and PacNet regarding the price or terms of this tender offer? If so, please describe.

PacNet has stated that there were no contacts between the Offeror and it regarding the price or terms of the tender offer.

9.      Clarify the scope of the Independent Board Committee’s (“IBC”) authority in connection with its review of this Offer. For example, clarify whether the IBC could choose to solicit other offers for PacNet other potential transaction parties, such as MediaRing. In addition, clarify whether the IBC could determine that the sale of the company was not in the best interests of shareholders at this time.

The Board established the IBC to facilitate the processing of matters relating to the Offer. The duties of the IBC included overseeing the appointment of the IFA that was required to be appointed by PacNet under the Singapore Code in connection with the Offer and making a recommendation to the Board with regard to the engagement of such IFA, overseeing the work of the IFA, liaising with regulatory authorities such as IDA, the Securities Industry Council, Monetary Authority of Singapore and the Commission with regard to items relating to the Offer, making a recommendation to the Board with regard to the Offer and providing periodic updates to the Board. Under its terms of reference, the IBC was not empowered to solicit other offers. Further, any report provided by the IBC to the Independent Directors with regard to the Offer could have contained any range of recommendations and findings including that the sale of the company was or was not in the best interests of the shareholders. However, any findings of the IBC were not binding on the Board or the Independent Directors, and the Independent Directors would be required to arrive at their own conclusions with regard to the Offer.

Conclusion, page 22

10.    Identify the two other offers to which the IBC refers at the top of page 23 and briefly summarize their terms. (We assume one is the MediaRing offer).

The IFA has informed PacNet that the two offers to which they refer to in the conclusion paragraph of their opinion are both from MediaRing, being the initial tender offer at US$8.25 per PacNet Share and the subsequent offer to purchase after increasing this offer price to US$9.50. Details of such offers were filed with the Commission in 2006.

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Intention of Directors, Executive officers and Affiliates, page 23

11.    Clarify your disclosure here to make clear whether you simply have no information (after due inquiry) about the intentions of insiders with respect to the Offer, or whether you are stating that such persons do not intend to tender into the Offer.

PacNet sent questionnaires to and followed up with its Directors, executive officers and affiliates to determine their intentions with regard to the Offer. Certain persons did not respond notwithstanding follow-up by PacNet. Of those that responded, certain respondents indicated that they were unsure what they were going to do and others that held no PacNet Shares indicated that the question did not apply to them. Other than as set forth in the Schedule 14D-9 with regard to the Vantage undertaking to tender its PacNet Shares, no Director, executive officer or affiliate indicated that he/it intended to tender his/its shares into the Offer.

Summary of Supporting Analysis by KPMG, page 39

12.    In your response letter, indicate whether PacNet provided to KPMG non-public information such as projections of future performance to be used in connection with KPMG’s analysis of the fairness of the Offer. If so, explain in your response letter why you have not disclosed these projections in the materials provided to shareholders.

PacNet notes that the IBC asked the IFA to provide certain analysis to the IBC with regard to potential valuation of PacNet using a discounted cash flow analysis. The IFA informed the IBC that it did not believe that there was sufficient time or sufficient detail in the information provided to do a proper discounted cash flow analysis, but that it could do a rough analysis at the request of and to provide to the IBC. The IFA also emphasized to the IBC that it would not include any such analysis in its opinion for such reasons cited to the IBC. In connection with this analysis, PacNet provided to the IFA certain information about its financial goals and targets for a five year period to 2010 being the period of the strategic plan which PacNet had previously announced in May 2006 (the “Targets Information”). This information was aspirational in nature. The IFA had not asked for such information prior to the request by the IBC to conduct the discounted cash flow analysis. The IFA noted in its opinion that it had conducted such analysis (see paragraph 10 of the opinion of the IFA). PacNet did not disclose this Targets Information in the form provided to the IFA to the public as it was intended for internal purposes only, although certain aspects have been shared with the public (for example, see Appendix VI to the Circular) had a high degree of variability and was subject to change and had the potential to mislead shareholders. Further, PacNet believes that the Targets Information was not quoted or used in the various summary of supporting analysis attached to the opinion of the IFA.

PacNet also notes that under the Singapore Code, the release of the Targets Information (in respect of which the Securities Industries Council may form the

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view that it would amount to forecast would require certain supporting opinions of PacNet’s auditors relating to the underlying assumptions and consistency with accounting principles. However, PacNet’s auditors had indicated with regard to certain aspects of this information that “In light of the absence of the bases and assumptions underlying the Statements [certain aspects of the Targets Information], or even if they were disclosed by the Company, the duration of the Statements (which cover an extended period of time into the future) and the nature of the business of the Company, we are not in a position to report on the Statements in accordance with [the applicable Singapore regulation].” (See Appendix VII to the Circular.)

PacNet confirms and acknowledges that:

•        It is responsible for the adequacy and accuracy of the disclosures in the filing;

•        Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•        PacNet may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws off the United States.

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at +65 6434 2684.

Very truly yours,

Ashok K. Lalwani

cc:    Deborah Foo
Pacific Internet Limited